SEC Mail Processing Section
FEB 26 2010
Washington, DC
122

SECUR 10027635 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 66846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perlinski & Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Vista Montemar
(No. and Street)

Laguna Niguel (City) CA (State) 92677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Isabel Perlinski 949.481.5482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sarna & Company
(Name – *if individual, state last, first, middle name*)

310 N. Westlake Boulevard, Westlake Village, CA 91362
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Isabel Perlinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perlinski & Associates, as of December 31st, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO

Title

SEE ATTACHED NOTARIAL CERTIFICATE

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California All-Purpose Acknowledgment

State of California
County of ORANGE } s.s.

On FEB 24, 2010 before me, NICOLAS LOVRIC, NOTARY PUBLIC,
Name of Notary Public, Title

personally appeared ISABEL PERLINSKI
Name of Signer (1)

Name of Signer (2)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature of Notary Public

NICOLAS LOVRIC
Commission # 1863108
Notary Public - California
Orange County
My Comm. Expires Sep 25, 2013

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of ______

containing ___ pages, and dated ______.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-fact
- ☐ Corporate Officer(s) ______ Title(s)
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other: ______

representing: ______
Name(s) of Person(s) Entity(ies) Signer is Representing

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
☐ form(s) of identification ☐ credible witness(es)

Notarial event is detailed in notary journal on:

Page # ___ Entry # ___

Notary contact: ______

Other

☐ Additional Signer ☐ Signer(s) Thumbprints(s)
☐ ______

PERLINSKI & ASSOCIATES

FINANCIAL STATEMENTS

DECEMBER 31, 2009

INDEX TO FINANCIAL STATEMENTS

SARNA & COMPANY

Certified
Public
Accountants

310
N. Westlake
Boulevard
Suite 270

Westlake
Village
California
91362

805
371-8900
Fax 805
379-0140

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Perlinski & Associates
Laguna Niguel, California

We have audited the accompanying statement of financial condition of Perlinski & Associates, as of December 31, 2009, and the related statements of operations and accumulated deficit, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perlinski & Associates as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Sarna & Company,
Certified Public Accountants
Westlake Village, California
February 15, 2010

PERLINSKI & ASSOCIATES
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

Current Assets:		
Cash	$ 19,021	
Investments	3,262	
Deferred Tax Asset	11,413	
Total Current Assets		$ 33,696
Fixed Assets:		
Office Equipment	2,212	
Less: Accumulated Depreciation	<1,843>	
Net Fixed Assets		369
TOTAL ASSETS		$ 34,065

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts Payable and Accrued Expenses	$ 4,125	
Client Retainers	4,325	
Total Current Liabilities		$ 8,450
Subordinated Borrowings		-0-
Stockholders' Equity:		
Common Stock, $0.001 par value 20,000,000 shares authorized, 105,000 shares issued	105	
Additional Paid in Capital	70,401	
Accumulated Deficit	<44,891>	
Total Stockholders' Equity		25,615
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 34,065

See Notes to Financial Statements.

PERLINSKI & ASSOCIATES
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues			$	-0-
Operating Expenses:				
Consulting	$	8,820		
Regulatory Filing Fees		514		
Professional Fees		5,400		
NASD Fees		150		
Postage/Delivery		98		
Office Expenses		459		
Depreciation		442		
Software		468		
Taxes, Licenses & Fees		50		
Total Operating Expenses				<16,401>
Loss Before Provision for Income Taxes				<16,401>
Provision for Income Taxes				2,993
Net Loss				<13,408>
Accumulated Deficit, Beginning of Year				<31,483>
Accumulated Deficit, End of Year			$	<44,891>

See Notes to Financial Statements.

PERLINSKI & ASSOCIATES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock Shares	Common Stock Dollar Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balances at January 1, 2009	103,500	$ 104	$ 61,582	$ <31,483>	$ 30,203
Common Stock Issued, February 27, 2009	1,500	1	8,819	----	8,820
Net Loss, Year Ended December 31, 2009	----	----	----	<13,408>	<13,408>
Balances at December 31, 2009	105,000	$ 105	$ 70,401	$ <44,891>	$ 25,615

See Notes to Financial Statements.

PERLINSKI & ASSOCIATES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net Loss	$ <13,408>
Adjustments to Reconcile Net Income/<Loss> to Net Cash Used for Operating Activities:	
Depreciation	442
Issuance of Common Stock for Services	8,820
Changes in Operating Assets and Liabilities:	
Deferred Tax Asset	<3,793>
Accounts Payable	25
Net Cash Used by Operating Activities	<7,914>
Cash Flows from Investing Activities:	-0-
Cash Flows from Financing Activities:	-0-
Net Increase in Cash	<7,914>
Cash at Beginning of Year	26,935
Cash at End of Year	$ 19,021
Supplemental Disclosure:	
Interest Paid	$ -0-
Income Taxes Paid	$ 800

See Notes to Financial Statements.

PERLINSKI & ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Perlinski & Associates (the "Company") was incorporated on December 3, 2004 in the state of California. The Company's is a broker-dealer, and is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i), the Customer Protection Rule. The Company will not receive customer funds or securities, and will not otherwise hold funds or securities for, or owe money or securities to customers. Customer funds will be paid directly to the issuer or placed in escrow accounts, as applicable. The Company does not hold customer funds or safe keep customer securities, and therefore the Company is exempt from the Possession and Control Requirements of Rule 15c3-3, since the Company qualifies for the exemptive provisions of SEC Rule 15c3-3 paragraph (k)(2)(i)

Basis of Presentation

The Company reports revenue and expenses using the accrual method of accounting for financial and tax reporting purposes.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Government and Other Regulations

The Company's business is subject to significant regulations by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

PERLINSKI & ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Depreciation, Amortization and Capitalization

The Company records depreciation and amortization when appropriate using both straight-line and declining balance methods over the estimated useful life of the assets (five to seven years).

Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation, is removed from the appropriate accounts and the resultant gain or loss is included in net income.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is treated as a C-Corporation for purposes of filing its federal and state income tax returns. Deferred taxes are provided on a liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the bases used for financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized through future operations.

Fair Value of Financial Instruments

Financial Accounting Standards Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company's financial instruments consist primarily of cash and certain investments.

PERLINSKI & ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2009

NOTE 2 - PROVISION FOR INCOME TAXES

The provision for income taxes for the year ended December 31, 2009 represents the minimum state income tax expense of the Company, which is not considered significant.

The Company has a net operating loss carryforward of $50,570 that may be offset against future taxable income. All of this loss carryforward expires in 2029. The tax effect of this loss carryforward and other carryforwards gave rise to a net deferred tax asset of $11,413 and a current tax benefit of $2,993.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company currently occupies administrative office space owned by its shareholder, rent-free.

Litigation
The Company is not presently involved in any litigation.

NOTE 4 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Recently issued accounting pronouncements will have no significant impact on the Company and its reporting methods.

Note 5 - STOCK ISSUANCE

In February, 2009, the Company issued an additional 1,500 shares of its common stock in return for services provided by its compliance officer, valued at $8,820.

Note 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2009, the Company had adjusted net capital of $10,571, which was $5,571 in excess of its minimum dollar net capital requirement of $5,000. The net capital rules may effectively restrict the payment of cash dividends to the Company's shareholders.

SUPPLEMENTARY INFORMATION

SARNA & COMPANY

Certified
Public
Accountants

310 N. Westlake Boulevard Suite 270
Westlake Village California 91362
805 371-8900
Fax 805 379-0140

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Perlinski & Associates
Laguna Niguel, California

We have audited the accompanying financial statements of Perlinski & Associates, as of and for the year ended December 31, 2009, and have issued our report thereon dated February 15, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sarna & Company,
Certified Public Accountants
Westlake Village, California
February 15, 2010

SCHEDULE I

PERLINSKI & ASSOCIATES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Net Capital:		
Total stockholders' equity		$ 25,615
Add:		
Subordinated Borrowings Allowable In Computation of Net Capital		-0-
Total Capital and Allowable Subordinated Borrowings		25,615
Deductions and/or Charges:		
Non-allowable Assets:		
Investments	$ 3,262	
Deferred Tax Asset	11,413	
Office Equipment, net	369	
Total Deductions		<15,044>
Net Capital Before Haircuts on Security Positions		10,571
Haircuts on Securities		-0-
Net Capital		$ 10,571
Aggregate Indebtedness:		
Items Included in Statement of Financial Condition:		
Accounts Payable and Accrued Expenses		4,125
Client Retainers		4,325
Items Not Included in Statement Of Financial Condition:		-0-
Total Aggregate Indebtedness		$ 8,450
Computation of Basic Net Capital Requirement:		
Net Capital		10,571
Minimum Dollar Net Capital Required		<5,000>
Excess Net Capital		$ 5,571
Excess Net Capital at 1,000 percent		$ 9,726
Ratio: Aggregate Indebtedness to Net Capital		0.80 to 1

SCHEDULE I (CONTINUED)

PERLINSKI & ASSOCIATES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009):

Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$	10,571
Adjustments		-0-
Net Capital, per above	$	10,571

SCHEDULE II

PERLINSKI & ASSOCIATES
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC, the Customer Protection Rule, and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of the Company..." Broker/dealers operating under the provisions of Rule 15c3-3 paragraph (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3, and may maintain net capital of less than $250,000.

SARNA & COMPANY

Certified
Public
Accountants

310 N. Westlake Boulevard Suite 270
Westlake Village California 91362
805 371-8900
Fax 805 379-0140

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Perlinski & Associates
Laguna Niguel, California

In planning and performing our audit of the financial statements and supplementary information of Perlinski & Associates (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i), the Customer Protection Rule. The Company will not receive customer funds or securities, and will not otherwise hold funds or securities for, or owe money or securities to customers. Customer funds will be paid directly to the issuer or placed in escrow accounts, as applicable. Therefore, the Company qualifies for the exemptive provisions of SEC Rule 15c3-3 paragraph (k)(2)(i). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Complying with the requirements for the Computation of Reserve Requirements pursuant to Rule 15c3-3 because the Company is exempted from those requirements under SEC Rule 15c3-3 paragraph (k)(2)(i).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Sarna & Company,
Certified Public Accountants
Westlake Village, California
February 15, 2009